UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806 AJ 8 and 232806 AK 5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 800,000,000(1)	$31,440(2)

(1)	Estimated only for the purposes of calculating the filing fee. This amount was based on the purchase of $599,994,000 aggregate principal amount of outstanding 1.00% Convertible Senior Notes due September 15, 2009 at a maximum tender offer price of $1,400 per $1,000 principal amount of notes but subject to the Maximum Aggregate Purchase Price of $800,000,000.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,440	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO-I	Date Filed: August 14, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2008 (as amended and supplemented, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company), and relates to an offer by Cypress to purchase up to all $599,994,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) and in any event not greater than $1,400, nor less than $1,000, per $1,000 principal amount of Notes and subject to the Maximum Aggregate Purchase Price, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 14, 2008 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal,” copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following two sentences prior to the last sentence within the answer to the question “How will you pay for my Notes?” under the section entitled “Summary Term Sheet” of the Offer to Purchase as follows:

“On August 18, 2008, the Company sold 2,500,000 of such shares pursuant to Rule 144 of the Securities Act. The sale is expected to close on August 21, 2008.”

ITEM 2.	SUBJECT COMPANY INFORMATION.

Item 2(c) of the Schedule TO is hereby amended and supplemented to include the words “and RSU” between the phrase “Stock Option” and the word “Adjustments” on the seventh line of the second paragraph on page 30 of the Offer to Purchase within Section 12, “Market and Trading Information.”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6(c)(2) of the Schedule TO is hereby amended and supplemented by adding the following two sentences to the end of the first paragraph under the subheading “Other Plans and Arrangements” in Section 12 of the Offer to Purchase as follows:

“On August 18, 2008, the Company sold 2,500,000 of such shares pursuant to Rule 144 of the Securities Act. The sale is expected to close on August 21, 2008.”

Items 6(c)(1) and (2) of the Schedule TO are hereby amended and supplemented by amending and restating the last sentence in the first paragraph under the subheading “The Proposed SunPower Spin-Off” in Section 12 of the Offer to Purchase in its entirety as follows:

“In addition, on August 11, 2008 we received a private ruling from the California Franchise Tax Board confirming that, based on certain factual representations made by us, the Proposed SunPower Spin-Off would qualify as a tax-free distribution to us and our stockholders for California income tax purposes.”

Item 6(a) and Items 6(c)(1), (2) and (9) of the Schedule TO are hereby amended and supplemented to include the words “and RSU” between the phrase “Stock Option” and the word “Adjustments” (i) on the ninth line of the first paragraph within Section 1 “Purpose of the Offer; Certain Information About the Company” on page 7 of the Offer to Purchase, (ii) on the seventh line of the first paragraph under the subheading “The Proposed SunPower Spin-Off” on page 27 of the Offer to Purchase, and (iii) on the first line of the fourth paragraph under the subheading “Other Plans and Arrangements” on page 28 of the Offer to Purchase.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7(a) of the Schedule TO is hereby amended and supplemented by adding the following two sentences prior to the last sentence within Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” as follows:

“On August 18, 2008, the Company sold 2,500,000 shares of SunPower common stock pursuant to Rule 144 of the Securities Act. The sale is expected to close on August 21, 2008.”

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented by amending and restating the third bullet point after the first paragraph under the section entitled “Incorporation of Documents by Reference” of the Offer to Purchase in its entirety as follows:

“The Company’s current reports on Form 8-K, filed with the SEC on January 22, 2008, February 7, 2008, February 22, 2008, February 25, 2008, March 28, 2008, April 2, 2008, July 2, 2008, July 17, 2008, August 4, 2008, August 7, 2008, August 14, 2008 and August 20, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ Brad W. Buss
	Name:	Brad W. Buss
	Title:	Executive Vice President, Finance & Administration, and Chief Financial Officer

Dated: August 20, 2008

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Conversion Offer Memorandum, dated August 14, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Press Release, dated August 14, 2008.*

(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

*	Previously filed with the Schedule TO on August 14, 2008.